
October 13, 2022

Willie C. Chiang
Chief Executive Officer
Plains GP Holdings LP
333 Clay Street
Suite 1600
Houston, TX 77002

> **Re: Plains GP Holdings LP**
> **Registration Statement on Form S-3**
> **Filed October 4, 2022**
> **File No. 333-267726**

Dear Willie C. Chiang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Oelman, Esq.